UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Planet 13 Holdings Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

72706k101

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72706k101	13G	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Robert Groesbeck
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ❏ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER
1,083,720 (1)
		6	SHARED VOTING POWER
38,016,470 (please see item 2 where Robert Groesbeck shares such voting power with RAG Holdings LLC and PRMN Investments, LLC) (2)
		7	SOLE DISPOSITIVE POWER
1,083,720 (1)
		8	SHARED DISPOSITIVE POWER
38,016,470 (please see item 2 where Robert Groesbeck shares such voting power with RAG Holdings LLC and PRMN Investments, LLC) (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
39,100,190 (please see item 2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ❏
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
17.73% (3)
12	TYPE OF REPORTING PERSON*
IN

(1) Includes: (i) 802,465 shares of the Issuer's common shares ("Common Shares") of which Mr. Robert Groesbeck ("Mr. Groesbeck") is the beneficial owner and (ii) 281,255 shares of the Issuer's Common Shares that Mr. Groesbeck has the right to obtain as a result of the vesting of 281,255 Restricted Share Units ("Restricted Share Units") on December 1, 2022, at a ratio of one Common Share for each Restricted Share Unit.

(2) Includes: (i) 30,413,176 of the Issuer's Common Shares of which RAG Holdings LLC is the beneficial owner and (iii) 7,603,294 of the Issuer's Common Shares of which PRMN Investments, LLC is the beneficial owner.

CUSIP No. 72706k101	13G	Page 3 of 11 Pages

(3) Based upon 220,227,361 of the Issuer's Common Shares, no par value, issued and outstanding as of November 10, 2022, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022.

CUSIP No. 72706k101	13G	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
RAG Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ❏ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER
0
		6	SHARED VOTING POWER
30,413,176 (please see item 2 where Robert Groesbeck shares such voting power with RAG Holdings LLC) (4)
		7	SOLE DISPOSITIVE POWER
0
		8	SHARED DISPOSITIVE POWER
30,413,176 (please see item 2 where Robert Groesbeck shares such voting power with RAG Holdings LLC) (4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,413,176 (please see item 2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ❏
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
13.81% (3)
12	TYPE OF REPORTING PERSON*
OO

(4) Includes 30,413,176 of the Issuer's Common Shares of which RAG Holdings LLC is the beneficial owner.

(3) Based upon 220,227,361 of the Issuer's Common Shares, no par value, issued and outstanding as of November 10, 2022, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022.

CUSIP No. 72706k101	13G	Page 5 of 11 Pages
1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
PRMN Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ❏ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
7,603,294 (please see item 2 where Robert Groesbeck shares such voting power with PRMN Investments, LLC) (5)
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
7,603,294 (please see item 2 where Robert Groesbeck shares such voting power with PRMN Investments, LLC) (5)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,603,294 (please see item 2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ❏
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
3.45% (3)
12	TYPE OF REPORTING PERSON*
OO

(5) Includes 7,603,294 of the Issuer's Common Shares of which PRMN Investments, LLC is the beneficial owner.

(3) Based upon 220,227,361 of the Issuer's Common Shares, no par value, issued and outstanding as of November 10, 2022, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022.

CUSIP No. 72706k101	13G	Page 6 of 11 Pages

Item 1 (a). Name of Issuer:

Planet 13 Holdings Inc.

Item 1 (b). Address of Issuer's Principal Executive Offices:

2548 West Desert Inn Road, Suite 100

Las Vegas, Nevada 89109

United States

Item 2 (a). Name of Person Filing:

Please see item 2(c) below.

Item 2 (b). Address of Principal Business Office or, if None, Residence:

Please see item 2(c) below.

Item 2 (c). Citizenship:

Robert Groesbeck is the Co-Chief Executive Officer of Planet 13 Holdings Inc., having his principal place of business at 2548 West Desert Inn Road, Suite 100, Las Vegas, Nevada 89109, United States. He is a U.S. citizen.

RAG Holdings LLC, is a Nevada Limited Liability Company with a registered address of 2600 Paseo Verde Pkwy, Suite 200, Henderson, NV 89074, United States.

PRMN Investments, LLC is a Nevada Limited Liability Company with a registered address of 2600 Paseo Verde Pkwy, Suite 200, Henderson, NV 89074, United States.

Item 2 (d). Title of Class of Securities:

Common Shares, no par value.

Item 2 (e). CUSIP Number:

72706k101

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) ☐ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐ Employee benefit plan or endowment plan in accordance with Rule 13d- 1(b)(1)(ii)(F);

(g) ☐ Parent holding company or control person, in accordance with Rule 13d- 1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3):

(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(k). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

CUSIP No. 72706k101	13G	Page 7 of 11 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

Robert Groesbeck

(a) Amount beneficially owned: 39,100,190

(b) Percent of class: 17.73% (3)

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 1,083,720 (1)

(ii) Shared power to vote or to direct the vote: 38,016,470 (shared power with RAG Holdings LLC and PRMN Investments, LLC) (2)

(iii) Sole power to dispose or to direct the disposition of: 1,083,720 (1)

(iv) Shared power to dispose or to direct the disposition of: 38,016,470 (shared power with RAG Holdings LLC and PRMN Investments, LLC) (2)

RAG Holdings LLC

(a) Amount beneficially owned: 30,413,176

(b) Percent of class: 13.81% (3)

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 30,413,176 (shared power with Robert Groesbeck) (4)

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 30,413,176 (shared power with Robert Groesbeck) (4)

PRMN Investments, LLC

(a) Amount beneficially owned: 7,603,294 (5)

(b) Percent of class: 3.45% (3)

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 7,603,294 (shared power with Robert Groesbeck) (5)

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 7,603,294 (shared power with Robert Groesbeck) (5)

CUSIP No. 72706k101	13G	Page 8 of 11 Pages

Item 5. Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

CUSIP No. 72706k101	13G	Page 9 of 11 Pages

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

(1) Includes: (i) 802,465 shares of the Issuer's common shares ("Common Shares") of which Mr. Robert Groesbeck ("Mr. Groesbeck") is the beneficial owner and (ii) 281,255 shares of the Issuer's Common Shares that Mr. Groesbeck has the right to obtain as a result of the vesting of 281,255 Restricted Share Units ("Restricted Share Units") on December 1, 2022, at a ratio of one Common Share for each Restricted Share Unit.

(2) Includes: (i) 30,413,176 of the Issuer's Common Shares of which RAG Holdings LLC is the beneficial owner and (iii) 7,603,294 of the Issuer's Common Shares of which PRMN Investments, LLC is the beneficial owner.

(3) Based upon 220,227,361 of the Issuer's Common Shares, no par value, issued and outstanding as of November 10, 2022, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022.

(4) Includes 30,413,176 of the Issuer's Common Shares of which RAG Holdings LLC is the beneficial owner.

(5) Includes 7,603,294 of the Issuer's Common Shares of which PRMN Investments, LLC is the beneficial owner.

CUSIP No. 72706k101	13G	Page 10 of 11 Pages

Item 10.  Certification. By signing below, the undersigned certify that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 14, 2023

ROBERT GROESBECK

By:	/s/ Robert Groesbeck
Robert Groesbeck

RAG Holdings LLC

By:	/s/ Robert Groesbeck
Robert Groesbeck

PRMN Investments, LLC

By:	/s/ Robert Groesbeck
Robert Groesbeck

CUSIP No. 72706k101	13G	Page 11 of 11 Pages

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (filed herewith)